SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 13, 2021

List of materials

Documents attached hereto:

i) Press release: "Translation of the Share Buyback Report for the period from June 1, 2021 to June 30, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 13, 2021

[This is a translation of the Share Buyback Report for the period from June 1, 2021 to June 30, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 13, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of June 30, 2021)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) June 17 June 21	51,200 40,500	535,177,500 424,541,500
Total	―	91,700	959,719,000
Total number of shares repurchased as of the end of the reporting month	722,800		7,474,562,700
Progress of the repurchase (%)	2.89		3.74
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of June 30, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) June 2 June 3 June 4 June 8 June 9 June 10 June 11 June 14 June 16 June 18 June 22 June 23 June 24 June 25	115,874 2,100 15,000 27,770 201 1,006 29,400 45,882 4,000 11,339 2,001 3,901 201 201	676,883,765 12,267,255 87,623,250 162,219,844 1,174,152 5,876,599 171,741,570 268,021,997 23,366,200 66,237,335 11,688,942 22,787,887 1,174,152 1,174,150
Total	―	258,876	1,512,237,098
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) June 14	60	350,493
Total	―	60	350,493
Total amount	258,936		1,512,587,591

3.	Status of Shares Held in Treasury
(as of June 30, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	21,860,405

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